UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2026

Michael Martinez
Chief Financial Officer
Apollo IG Core Replacement, L.P.
9 West 57th Street, 41st Floor
New York, NY 10019

Re: Apollo IG Core Replacement, L.P.
Form 10-12G
Filed August 1, 2025
File No. 000-56768

Dear Michael Martinez:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Matthew B. Goldstein